Exhibit 99.1

TransAlta Announces Transformative $2 Billion Clean Energy Investment Plan and Dividend Policy

CALGARY, Sept. 16, 2019 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA) (NYSE: TAC) announces today its Clean Energy Investment Plan, which includes converting its existing Alberta coal assets to natural gas and advancing its leadership position in renewable energy. The total cost of the plan is expected to be approximately $2 billion which includes approximately $800 million of renewable energy projects already under construction.

TransAlta's plan includes converting three of its existing Alberta thermal units to gas in 2020 and 2021 by replacing existing coal burners with natural gas burners. The Company will also convert two of its units to highly efficient combined cycle natural gas units in the late 2023 to late 2024 period. The highlights of these gas conversion investments include:

  Positioning TransAlta's fleet as a low-cost generator in the Alberta energy-only market;
  Generating attractive returns by leveraging the Company's existing infrastructure;
  Significantly extending the life and cash flows of the Alberta thermal assets; and
  Significantly reducing air emissions and costs.

The Company's Clean Energy Investment Plan also consists of the four wind projects in the United States and Alberta that are currently under construction. These projects are underpinned by long-term power purchase agreements with highly creditworthy counterparties.

The Clean Energy Investment Plan will be funded from the cash raised earlier this year through the strategic investment with an affiliate of Brookfield Renewable Partners, cash generated from operations, and through TransAlta Renewables Inc. In addition to funding the plan, the Company remains committed to returning up to $250 million to shareholders over the next three years through share repurchases and reducing its corporate level debt by $400 million in 2020.

The Company has adopted, based on TransAlta level deconsolidated cash flows, a Debt/EBITDA target of 3.0x or less, and a dividend policy of returning between 10% and 15% of TransAlta deconsolidated Funds from Operations to common shareholders. The credit metrics and dividend policy are being presented on a deconsolidated basis, allowing investors to understand how the dividends received from TransAlta Renewables is either being returned or invested for TransAlta shareholders.

Investor Day

TransAlta will be hosting an Investor Day later today at 9:30 am ET during which our executive team will discuss the announcements above in greater detail. A link to the presentation and live webcast will be available on the Investors section of TransAlta's website at http://www.transalta.com/investors/events-and-presentations.

About TransAlta Corporation:
TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. We provide municipalities, medium and large industries, businesses and utility customers clean, affordable, energy efficient, and reliable power. Today, we are one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and we have been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. We are also proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit our web site at transalta.com.

Forward Looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws (collectively referred to as "forwarding-looking statements"). All forward-looking statements are based on our beliefs as well as assumptions based on information available at the time the assumption was made. These statements are not guarantees of our future performance, events or results and are subject to a number of significant risks, uncertainties and other important factors that could cause our actual performance, events or results to be materially different from those set out in the forward-looking statements. More particularly, and without limitation, this news release contains forward-looking statements relating to: the Clean Energy Investment Plan, including the cost and associated timing; the benefits expected to be realized from the Clean Energy Investment Plan; the source of funds for the Clean Energy Investment Plan; the return of capital to shareholders and reduction of corporate debt; satisfying the deconsolidated debt/EBITDA target of 3.0x of less; and implementing or maintaining a dividend policy of returning between 10% and 15% of deconsolidated TransAlta funds from operations. The forward-looking statements are subject to a number of risks and uncertainties that may cause actual performance, events or results to differ materially from those contemplated by the forward-looking statements, which include: fluctuations in demand, market prices and the availability of fuel supplies to support the conversion of two coal units into highly efficient combined cycle natural gas units; the satisfaction of all closing conditions associated with the $400 million preferred share subscription in October 2020; changes in the current or anticipated legislative, regulatory and political environments; environmental requirements and changes in, or liabilities under, these requirements; and other risks and uncertainties contained in the Company's Management Proxy Circular dated March 26, 2019 and its Annual Information Form and Management's Discussion and Analysis for the year ended December 31, 2018, filed under the Company's profile with the Canadian securities regulators on www.sedar.com and the U.S. Securities and Exchange Commission on www.sec.gov. Readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta's expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-IFRS Measures

Certain financial measures identified in this news release, including EBITDA and funds from operations (FFO), do not have a standardized meaning under International Financial Reporting Standards ("IFRS") and may not be comparable to similar measures presented by other entities. Presenting these items from period to period provides management and investors with the ability to evaluate earnings and cash flow trends more readily in comparison with prior periods' results and, in the case of the deconsolidated FFO, to allow shareholders to understand how the dividend at TransAlta Renewables is being either returned or invested for TransAlta shareholders.  These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.  Deconsolidated TransAlta FFO can be reconciled to TransAlta FFO (as defined in the most recently filed Management's Discussion and Analysis of the Company) by subtracting the funds from operations of TransAlta Renewables, subtracting any distributions made in respect of the Company's non-controlling interests (namely, to Canadian Power Holdings Inc.) and adding back the dividends received from TransAlta Renewables.  For further information on non-IFRS financial measures, see our most recently filed Management's Discussion and Analysis, filed with Canadian securities regulators on www.sedar.com and the Securities and Exchange Commission on www.edgar.com and the Investor Day presentation dated September 16, 2019 available on the Company's website investor centre.

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SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/September2019/16/c6188.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 07:00e 16-SEP-19